Exhibit 99.1

PowerBank Corporation Announces Contracts with Intellistake for Full Deployment of AI Agents Following Successful Beta Testing Phase

Following completion of structured beta testing initiated in November 2025, PowerBank transitions from testing to operational deployment of IntelliScope Enterprise Hub AI agents developed by Intellistake Technologies Corp.

Toronto, Ontario, February 5, 2026 — PowerBank Corporation (NASDAQ: SUUN; Cboe CA: SUNN, FSE: 103) (“PowerBank” or the “Company”), a North American renewable energy company focused on solar energy infrastructure, battery energy storage systems (BESS) today announced the signing of two contracts with Intellistake Technologies Corp. (CSE: ISTK) to formally onboard and deploy the IntelliScope Enterprise Hub AI agents developed by Intellistake that PowerBank has been beta testing since November 2025. This marks the transition from testing phase to planned full-scale operational deployment across PowerBank’s business development and engineering teams.

The IntelliScope Enterprise Hub is an AI agent platform designed to support renewable energy project development by analyzing geospatial data, evaluating regulatory requirements, assessing grant eligibility, and identifying optimal site locations for solar and battery storage projects. PowerBank served as the closed beta partner for this enterprise AI suite, providing real-world testing conditions within the renewable energy sector.

The contracts dated February 4, 2026 include the build and deployment of two AI agent platforms:

(i)	A public-facing AI communications agent designed to support structured external engagement.

(ii)	IntelliScope, a bespoke internal multi-agent business intelligence framework intended to support operational workflows across PowerBank’s organization.

Both platforms completed approximately three months of proof-of-concept development during a closed beta phase. Following internal demonstrations and technical review, Intellistake and PowerBank have now entered into a contracted Phase 1 build and deployment, covering the delivery of minimum viable products (“MVPs”) and initial production rollout.

The public-facing AI communications agent is being developed as a secure interface embedded within PowerBank’s website, enabling controlled natural language access to verified public disclosures and structured, auditable responses to external enquiries. The platform is also intended to generate analytics reports that provide visibility into engagement patterns, frequently accessed topics, and usage trends, supporting internal review and reporting.

In parallel, Intellistake is deploying IntelliScope as a bespoke internal business intelligence platform, configured for PowerBank’s operational workflows. The system’s first application focuses on renewable energy development in the United States, equipping PowerBank with analytical intelligence to identify optimal project sites, evaluate federal and state grant eligibility, and assess regulatory conditions and sector-specific sentiment across energy subsectors. IntelliScope is designed to consolidate fragmented data sources into a single intelligence layer, supporting faster and more informed decision-making.

During the beta testing period, PowerBank’s business development and engineering teams systematically evaluated the AI agents’ capabilities across multiple use cases including site assessment workflows, permitting analysis, grant program navigation, and project pipeline acceleration. The testing framework examined performance metrics, integration requirements, and operational effectiveness within PowerBank’s existing technology infrastructure.

The deployment contract formalizes PowerBank’s transition from beta testing to operational use of the IntelliScope Enterprise Hub. The AI agents will be installed on PowerBank’s computer systems and configured to access both internal documentation and external online resources. The platform is designed to support accelerated identification and development of new solar and battery storage project sites while improving efficiency in permitting processes and regulatory compliance evaluation.

Jason Dussault, CEO of Intellistake, commented:

“Over the past three months, Intellistake has worked alongside PowerBank to design, test, and prepare these systems for live deployment. This engagement has been built through close collaboration, and we’re confident in the systems being delivered into PowerBank’s operating environment. This marks a meaningful step forward for the Company as we continue to execute on one of our core business pillars.”

Liam Harpur, VP of Technology and Development at Intellistake, added:

“From a technical perspective, the focus was on validating AI system performance, data integrity, and compliance controls within a real enterprise environment. The architecture we’ve built provides a solid foundation that can now be deployed reliably at an enterprise level.”

Dr. Richard Lu, CEO of PowerBank Corporation., commented:

“The closed beta demonstrated how these systems can support clearer and more informed decision-making across our business. These contracts allow us to move forward with deployment, and we’re looking forward to seeing how these tools are applied across both our external communications and internal operations.”

The IntelliScope Enterprise Hub operates on decentralized AI infrastructure, providing data security, transparent processing, and distributed computing capabilities designed for enterprise-grade applications. The platform’s architecture is built to handle the complex data analysis requirements of renewable energy development, including evaluation of interconnection queues, utility regulatory frameworks, zoning requirements, and federal and state-level incentive programs.

The renewable energy development sector increasingly requires sophisticated data analysis capabilities to navigate complex regulatory environments, identify viable project sites, and optimize development timelines. Enterprise AI solutions designed for this sector must integrate geospatial analysis, regulatory intelligence, market data, and project development workflows to provide actionable insights for development teams.

PowerBank plans to continue expanding its use of the IntelliScope Enterprise Hub across additional business functions and project development stages as the AI agents’ capabilities are further refined through operational use. The company views AI-powered analytical tools as complementary to its existing engineering and business development expertise, providing enhanced data processing and analytical support for complex decision-making processes.

The combined Year 1 value of the two contracted platforms is approximately CA$278,000, representing the Canadian dollar equivalent of the contracted U.S. dollar amounts*. The agreement includes initial implementation and subscription services, with the option to extend into an ongoing multi-year subscription, subject to mutual agreement.

Subject to stock exchange approval, PowerBank intends to settle the payment for the agreements through the issuance of 121,723 common shares at a deemed price of $2.29 per common share.

The Company and PowerBank have a common director in Mr. Paul Sparkes. Mr. Sparkes did not participate in the negotiation or approval process for this transaction.

*U.S. dollar amounts have been converted to Canadian dollars at a rate of US$1.00:C$1.3652.

About PowerBank

PowerBank Corporation is an independent renewable and clean energy project developer and owner focusing on distributed and community solar projects in Canada and the USA. The Company develops solar and Battery Energy Storage System (BESS) projects that sell electricity to utilities, commercial, industrial, municipal and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading North America markets including projects with utilities, host off-takers, community solar, and virtual net metering projects. The Company has a potential development pipeline of over one gigawatt and has developed renewable and clean energy projects with a combined capacity of over 100 megawatts built.

To learn more about PowerBank, please visit www.powerbankcorp.com.

About Intellistake

Intellistake Technologies Corp. (CSE: ISTK) provides software solutions that leverage decentralized AI infrastructure to deliver enterprise-grade intelligence. Through validator operations, strategic token participation, and the development of enterprise AI agents, Intellistake bridges the gap between emerging decentralized networks and real-world industry adoption.

For additional information on the business of Intellistake please refer to https://www.intellistake.ai/.

Cautionary Note Regarding Forward-Looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; details of the partnership between Intellistake and PowerBank, expected benefits of Intelliscope for PowerBank, expectations regarding the market for digital currencies and decentralized AI, and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar projects exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation and tariffs; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any global pandemic on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

For further information, please contact:

PowerBank Corporation

Tracy Zheng

Email: tracy.zheng@powerbankcorp.com

Phone: 416.494.9559

Source: PowerBank Corporation